September 10, 2013
Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Nuance Communications, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2012
Filed November 29, 2012
Form 10-Q for the Quarter Ended June 30, 2013
Filed August 8, 2013
File No. 000-27038
Dear Ms. Collins:
We are responding to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Nuance Communications, Inc. dated August 26, 2013 relating to the above referenced Annual Report on Form 10-K for the Fiscal Year Ended September 30, 2012 and Form 10-Q for the Quarter Ended June 30, 2013.
For your convenience, we have repeated your comments below in bold italic type before each of our responses.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

Notes to Unaudited Consolidated Financial Statements

Note 15. Income Taxes, page 19

Comment 1. We note that your net domestic deferred tax assets as of March 31, 2013 was $9.8 million. We further note that you established a valuation allowance of $49.8 million against your domestic deferred tax assets during the three months ended June 30, 2013. Please clarify the gross amount of your domestic deferred tax assets and the gross amount of your domestic deferred tax liabilities as of June 30, 2013, prior to establishing this valuation allowance. Tell us how you considered your domestic deferred tax liabilities as a source of future taxable income in your determination of the valuation allowance.

Company Response. The Company respectfully advises the Staff that prior to establishing the domestic valuation allowance as of June 30, 2013, we had $327.9 million in gross domestic deferred tax assets and $278.1 million in gross domestic deferred tax liabilities, excluding deferred tax liabilities from indefinite-lived intangibles.

Pursuant to the guidance in ASC 740-10-30-18, we examined the reversal of the deferred tax liabilities as a source of taxable income in assessing the need for a valuation allowance against domestic net deferred tax assets as of June 30, 2013. This analysis included determining the reversal patterns of temporary differences using a method that was systemic and logical. Based upon the four sources of taxable income,

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
September 10, 2013

including the reversal of the deferred tax liabilities and taking into account the timing of reversal of our temporary differences, we determined that the realization of the net domestic deferred tax assets of $49.8 million was not more likely than not. As such the valuation allowance of $49.8 million was provided for the net domestic deferred tax assets as of June 30, 2013.

Comment 2. Please provide us with a breakdown between your domestic and foreign income before taxes for the quarter ended June 30, 2013. In addition, please provide us with a reconciliation of your domestic income tax calculated at the statutory rate to your domestic tax provision of $25.7 million. In this regard, we note that your domestic effective tax rate was impacted, in part, by the $49.8 million valuation allowance recorded during the three months ended June 30, 2013. Please describe the other items that impacted your domestic effective tax rate and tell us what consideration you gave to further disclosing these differences.

Company Response. The Company respectfully advises the Staff that the breakdown between our domestic and foreign income (loss) before taxes for the quarter ended June 30, 2013 was as follows (dollars in millions):

Amount
Domestic	$(35.1)
Foreign	27.1
Loss before income taxes	$(8.0)

Pursuant to ASC 740-270, the Company uses an estimated annual effective tax rate to calculate a tax provision for interim periods. As such, we do not believe presenting a rate reconciliation for an individual quarter is relevant. However, in response to the Staff's question, we have included a table below showing how the provision for domestic income taxes differed from the amount computed by applying the federal statutory rate to our domestic loss before income taxes for the quarter ended June 30, 2013 (dollars in millions):

Amount
Loss before income taxes	$(35.1)
Statutory tax rate	35.0%
Federal tax benefit at statutory rate	(12.3)
State tax, net of federal benefit	(1.2)
Change in valuation allowance	49.8
Return to provision (change in estimate)	(7.1)
ASC 740-270 adjustment	(6.2)
Other	2.7
Provision for domestic income taxes	$25.7

The table above computes the federal and state tax benefit using the statutory rate. The impact within our third quarter of calculating our nine month year to date provision in accordance with ASC 740-270 using an estimated annual effective rate is included in the line item titled “ASC 740-270 Adjustment”. The tax effect of the change in valuation allowance that occurred during the quarter ended June 30, 2013 was recognized as a discrete item and was not included in our estimated annual effective tax rate for the quarter ended June 30, 2013.

Our domestic effective tax rate for the quarter ended June 30, 2013 was impacted most by the establishment of the $49.8 million domestic valuation allowance. The other items that impacted our domestic effective tax rate for the quarter were not significant in comparison, and therefore we focused our disclosure on the establishment of the domestic valuation allowance in our Form 10-Q for the quarter ended June 30, 2013.

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
September 10, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Goodwill, Intangibles and Other Long Lived Assets and Impairment Assessment, page 42

Comment 3. We note in April 2013, you determined that lower than expected results for your fiscal 2013 second quarter and the revised forecast for the full fiscal year earnings represented a triggering event requiring an interim goodwill impairment test. We further note that based on the results of the interim goodwill impairment analysis performed during the third quarter of fiscal 2013, you determined that the estimated fair value exceeds the carrying value for all six of your reporting units. Tell us the percentage by which the fair value exceeded the carrying value for each of your reporting units at the time of your interim valuation. To the extent that that the estimated fair value for any reporting unit is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

•	Discuss the degree of uncertainty associated with the key assumptions; and

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

If you determined that the estimated fair value substantially exceeds the carrying value for your reporting unit, please disclose this determination.

Company Response.
The Company respectfully advises the Staff that the results of our interim goodwill impairment test indicated that the fair value of each of our six reporting units substantially exceeded the carrying value. Below is a table summarizing the percentage by which the fair value exceeded the carrying value for each of our reporting units:

Reporting Unit	Fair Value in Excess of Carrying Value Percentage
Healthcare	98%
Mobile	64%
Consumer	170%
Voicemail-to-Text	142%
Enterprise	18%
Imaging	131%

It was our judgment based upon our facts and circumstances, including the level of uncertainty associated with the methods and assumptions used for impairment testing, that all of our reporting unit fair values substantially exceeded their carrying values and therefore no additional disclosure was needed. In future filings, we will expand our disclosure to state that the estimated fair values of our reporting units substantially exceed the carrying values.

* * * * * * * * * *

Ms. Kathleen Collins
U.S. Securities and Exchange Commission
September 10, 2013

We hereby acknowledge the following;

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the assistance the Staff has provided with its comments. Please direct your questions or comments regarding our response to the undersigned at (781) 565-5000.
Sincerely,
/s/ Thomas L. Beaudoin
Thomas L. Beaudoin
Chief Financial Officer

cc:	Paul A. Ricci, Nuance Communications, Inc
Daniel D. Tempesta, Nuance Communications, Inc.
Todd DuChene, Esq., Nuance Communications, Inc.
Robert D. Sanchez, Wilson Sonsini Goodrich & Rosati, Professional Corporation